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SEC FILE NUMBER
0-25232
CUSIP NUMBER
037604105

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
FORM 12b-25
NOTIFICATION OF LATE FILING

(Check one):	☐ Form 10-K ☐ Form 20-F ☐ Form 11-K ☑ Form 10-Q ☐ Form 10-D ☐ Form N-SAR ☐ Form N-CSR
For Period Ended: November 30, 2006
☐ Transition Report on Form 10-K
☐ Transition Report on Form 20-F
☐ Transition Report on Form 11-K
☐ Transition Report on Form 10-Q
☐ Transition Report on Form N-SAR
For the Transition Period Ended:

Read Instruction (on back page) Before Preparing Form. Please Print or Type.
Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.
If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates:
N/A

PART I — REGISTRANT INFORMATION
Apollo Group, Inc.

Full Name of Registrant
N/A

Former Name if Applicable
4615 East Elwood Street

Address of Principal Executive Office (Street and Number)
Phoenix, AZ 85040

City, State and Zip Code

PART II — RULES 12b-25(b) AND (c)
     If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate)

	(a)	The reason described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense

☐	(b)	The subject annual report, semi-annual report, transition report on Form 10-K, Form 20-F, Form 11-K, Form N-SAR or Form N-CSR, or portion thereof, will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q or subject distribution report on Form 10-D, or portion thereof, will be filed on or before the fifth calendar day following the prescribed due date; and

	(c)	The accountant’s statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.
PART III — NARRATIVE
     State below in reasonable detail why Forms 10-K, 20-F, 11-K, 10-Q, 10-D, N-SAR, N-CSR, or the transition report or portion thereof, could not be filed within the prescribed time period.
     Apollo Group, Inc. (the “Company”) is unable to file its Quarterly Report on Form 10-Q for the quarter ended November 30, 2006 (the “Form 10-Q”) by January 9, 2006, the prescribed due date. The Company intends to file the Form 10-Q as promptly as practicable, but does not expect that such filing will be made by the January 14, 2006 extended deadline. At this time, the Company cannot provide assurances as to when the Form 10-Q will be filed.
     As previously disclosed in the Company’s Notifications of Late Filing on Form 12b-25 filed on July 10, 2006 and on November 14, 2006, and in the Company’s Current Reports on Form 8-K filed on June 12, 2006; June 20, 2006; June 26, 2006; June 28, 2006; July 13, 2006; October 18, 2006; November 3, 2006; November 6, 2006; November 20, 2006; December 15, 2006; and December 27, 2006, in response to a report that questioned whether the Company has backdated four stock option grants during fiscal years 2000-2004, the Company’s Board of Directors (the “Board”) appointed a special committee of independent directors (the “Special Committee”) to investigate the Company’s historical stock option practices. The Special Committee retained independent legal counsel who engaged outside accounting advisors to assist with the investigation.
     On June 19, 2006, the Company received a subpoena from the United States Attorney for the Southern District of New York for documents relating to its stock option grants. The Company is cooperating fully with this request.
     On June 30, 2006, the Company was notified by letter from the Securities and Exchange Commission of an informal investigation and the Commission’s request for the production of documents relating to the Company’s stock option grants. The Company is cooperating fully with this informal investigation.
     On December 8, 2006, the Special Committee and its independent counsel and accounting advisors investigating the Company’s historical stock option grant practices presented their final factual findings to the Board. A summary of those final factual findings was disclosed by the Company in its Current Report on Form 8-K on December 15, 2006.
     The Company, following receipt by the Board of the Special Committee’s final factual findings, is diligently working on the restatement of its financial statements. At this time the Company is unable to predict when such restatements will be completed. Since certain information to be included in the Form 10-Q is dependent upon finalizing the restated financial statements, the Company is unable to provide assurances as to when the Form 10-Q will be filed.
     As previously discussed in its Current Report on Form 8-K filed on December 15, 2006, the Company concluded based on a review of its actual write-off experience from fiscal years 2000-2006 relating to accounts receivable, its allowance for doubtful accounts was understated at August 31, 2006. While the Company is continuing its analysis, it expects at this time to record a pre-tax, non-cash increase in the allowance for doubtful accounts and the associated bad-debt expense of approximately $34 million. The Company currently believes that a significant portion of this amount relates to years prior to 2006; however it is still in the process of estimating the amounts, if any, which may be recorded in prior periods.
     Some of the statements in this notification are forward-looking statements. These statements are based on beliefs and expectations of the Company’s management, and on information currently available to management. Forward-looking statements speak only as of the date they are made, and the Company makes no promise to update any forward-looking statement, whether as a result of changes in underlying factors, new information, future events or otherwise. A number of important factors could cause actual results to differ materially from those contained in any forward-looking statement, including, but not limited to, the timing and outcome of the Company’s analysis and conclusions related to the findings of the Special Committee.

SEC 1344 (03-05)	Persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.
PART IV — OTHER INFORMATION
(1)	Name and telephone number of person to contact in regard to this notification

Joseph L. D’Amico	(480)	966-5394

(Name)	(Area Code)	(Telephone Number)
(2)	Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If answer is no, identify report(s).
Yes ☐ No ☑
• Quarterly Report on Form 10-Q for the quarter ended May 31, 2006.

• Annual Report on Form 10-K for the year ended August 31, 2006.

(3)	Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof?
Yes ☑ No ☐

There may be significant changes in the results of operations for the quarter ended November 30, 2006 compared to the quarter ended November 30, 2005. The Company cannot provide a reasonable estimate of the results because it will need to restate certain of its previously filed financial statements.

The Company has not yet definitively determined the impact on its historical financial statements of identified deficiencies in the process of granting and documenting stock options or the possible impact of adjustments in the allowance for doubtful accounts and the related bad debt expense.

Apollo Group, Inc.

(Name of Registrant as Specified in Charter)
has caused this notification to be signed on its behalf by the undersigned hereunto duly authorized.

Date: January 10, 2007	By:	/s/ Joseph L. D’Amico
Joseph L. D’Amico
Chief Financial Officer